Filed by HSB Group, Inc.
                         Pursuant to Rule 425 under the Securities Act of 1933
                                             Subject Company:  HSB Group, Inc.

                                                 Commission File No. 333-45828

                              HSB GROUP, INC.

               TRANSCRIPT OF MEDIA TELECONFERENCE WITH Q & A

                      October 24, 2000, 9:00 a.m. EDT
                            Moderator: Jim Rowan

I.  Operator

                       Good morning, ladies and gentlemen, and welcome to the third quarter results conference call. At this time all participants are in a listen only mode. Later we will conduct a question and answer session and instructions will follow at that time. If anyone should require assistance during the call, please press the star followed by the zero on your touchtone phone. As a reminder ladies and gentlemen, this call is being recorded.

                       I would now like to introduce your host for today's conference, Mr. Jim Rowan, Chief Investment Officer. Please go ahead, sir.

II.  Disclaimer - J. Rowan

                       Good morning and thank you for calling in and listening to our call. I'd like to start off by mentioning that this news release does contain forward looking statements within the meaning of the Private Securities Litigation Reform Act, etc., and you need to consider anything that is said here in light of filings that we have made with the Securities and Exchange Commission and the standard disclosures that are made therein.

III.  Discussion of Press Release - J. Rowan

                       With that in mind, I would like to mention one other important paragraph that is in our press release and this has to do with the agreement that we entered into and announced on the 18th of August with AIG. We do state here in the press release that the proposed transaction with AIG is progressing as expected and that the special meeting of HSB shareholders is scheduled for Monday, November 6th and at the request of AIG a public hearing on the matter is scheduled with the Insurance Commissioner of the State of Connecticut for November 8th.

IV.  Review of Third Quarter Financial Results - J. Rowan

                       And now I'd like to go into the quarter's results. I'm discussing this a little bit differently than our normal pattern which has been to go through the income statement. As you can see, we have a number of unusual items in this quarter, we have broken them out for you. Start off with a 34 cent charge which actually is $15 million and this was for the early redemption of the convertible capital securities that had been issued to ERC. Those were extinguished in September and they were replaced by a loan from AIG in the amount of $315 million and that transaction, if you will, is reflected on our balance sheet.

                       In addition, the quarter also includes a charge for $20.7 million pre-tax which is 58 cents. And that has to do with our Special Risks business basically generated by our London based affiliate. We refer to it oftentimes as EIG or EIL. This charge includes provisions for future claims as well as other expenses and a non-tax deductible write down of the goodwill impairment of that business. We should note that this is not a closing of the business but rather a scaling down of the business.

                       Over the course of the year we have talked about the challenges in our Special Risks business, particularly in our Global Special Risks business and you will find that this action is consistent with what we had talked about most recently.

                       Also contributing to the results in the quarter was a 53 cent loss from adverse experience in our Global Special Risks business primarily for losses outside the United States and losses which have accident dates of after July 1st, this past summer. And that results in a combined ratio for our insurance business of 121%, and primarily as we've stated here coming from the results of the Special Risks business.

                       Our commercial business continues to operate profitably and operate consistently and growing. Our premiums are up over 12% year over year. And our combined ratio was fairly decent for the quarter.

                       In Engineering Services our revenues were up 26.5%, our expense were up a bit but we were able to improve our operating margin substantially, getting up to 6.5%. Also, as we had discussed earlier, we were looking for a, call it a solution, to the IPT problem and that solution was achieved. We did sell the operation and that's noted in the press release. That resulted in a capital gain of almost $10 million during the quarter.

                       In terms of investment income we were down a little bit from the prior year but up from prior quarter and realized investment gains were substantial but we believe consistent with what happened to the market during the quarter. Our performance vis a vis the S&P 500 and equity portfolio during the quarter was quite good so we think we did make the right moves by reducing some of our equity exposure at that time. With that, I'd like to turn the session over to questions.

V.  Q & A

Operator Thank you, Mr. Rowan. Ladies and gentlemen at this time if you have a question, you will need to press the one on your touchtone phone and you will hear a tone acknowledging your request. Your questions will be taken in the order that they are received. If your question has already been answered you may remove yourself from queue by pressing the pound key. Also, if you are using a speakerphone, please pick up your handset before pressing the buttons. One moment for the first question.

                       Melissa Kuan, please state your question.

L. Warner              Oh, hi. It's Liz Warner at Goldman Sachs. I just
                       have a quick question about the global business. And
                       I'm wondering what your outlook for that marketplace is in light of the fact that there were some charges in the quarter from that and also given that AIG seems pretty focused on SHB's global network?

J. Rowan Liz, at this point we're not making forward looking statements or projections. However, if you would look backward in the third quarter we have indicated for quite some time that the Special Risks business is quite challenged from a pricing standpoint and that significant price improvement is needed in that business.

L. Warner              Is it across the board in terms of  marketplace  and
                       product or is it isolated in any way to any particular market?

J. Rowan               It doesn't appear to be a geographical issue, Liz.

L. Warner              Okay.  Thanks.


Operator               Jeff Thompson, please state your question.

J. Thompson            [Advest] Hi, thanks. Jim, I guess I have a couple of
                       questions. First on the Global Special Risk reserve charge, I was wondering, have your reserving standards changed in the last few years or is it that it's AIG's more conservative view on reserve adequacy or is it that just international business blew up this quarter?

J. Rowan               I think the answer,  Jeff,  is really none of the above.
                       First of all, AIG was not involved with our results in this quarter. It's simply a matter, I guess if what you're saying is, did we have accidents in the Global Special Risk blow up, yes, that's essentially what we're saying this was. We had accidents, we've identified what they were and noted the dollar amounts here of a total gross of almost $50 million worth of claims in the third quarter primarily in the international area.

J. Thompson            Okay, so it was an international  sort of just blew up
                       this quarter, not of your fault, but you just had accidents?

J. Rowan               That's true.

J. Thompson            Can you describe the nature of the accidents?

J. Rowan They were across the book of business, Jeff, they were not unusual. We're not talking about a typhoon, you mean like a natural disaster type of thing?

J. Thompson            Right.

J. Rowan               No, this was normal equipment breakdown type claims.

J. Thompson            Okay and is it the kind of thing that could be fixed
                       with rate or it's really more selection?

J. Rowan I would say rate primarily. These are the types of claims that one would expect to get in the business. You simply have to have enough premium to cover them, Jeff.

J. Thompson            Okay.  And the loss ratio,  do you have a number
                       excluding all the reserve strengthening? And I ask only because you don't disclose what is reserve strengthening in the EIL charts.

J. Rowan Well, it's not reserve strengthening and the loss ratio ... I guess one of the things you could do but this would be not a good idea, is to try and separate out the Special Risks loss for the third quarter. Special Risks business has losses every quarter and so I would not suggest that that's a good tact to go on.

J. Thompson            Okay. And then I think this is the last question. On
                       Engineering Services, the revenues were up 31%, that's very strong. I was wondering does that exclude IPT?

J. Rowan               26%.

J. Thompson            26% excluding IPT?

J. Rowan No, it does not exclude IPT. There are some IPT revenues in the third quarter.

J. Thompson            Okay.

J. Rowan               Of 2000 and some IPT expenses as well.

J. Thompson            Okay. All right, I guess the last question on the
                       net earned premiums, 12% is about double the rate we've seen in previous quarters. Can you explain what's happening there? How much is rate increases, how much is new business?

J. Rowan               Well, the 12% is primarily coming from commercial.
                       That was the commercial growth rate, just to give you an idea, during the quarter.

J. Thompson            So is it that the bleeding from the large or Special
                       Risk has stopped and now we're seeing more the Commercial growth rate come through the top line?

J. Rowan               You could look at it that way, yes, Jeff.

J. Thompson            Should I look at it that way?

J. Rowan Well, I mean that's certainly a logical way to look at it, yes. We had been discussing this issue for quite some time that we've had ... we've got the run off of the IRI business.

J. Thompson            But I'm looking at earned premium.

J. Rowan               Yes.

J. Thompson            Net earned premium.

J. Rowan               Yes, that's right.

J. Thompson            So IRI's not in there, right?

J. Rowan               Right.

J. Thompson            Okay, so it's more that the quarter...

J. Rowan               It's more that the Commercial is growing.

J. Thompson            Okay.

J. Rowan That's the message. You've got a difference in reinsurance on those two lines of business.

J. Thompson            Right. So the Special Risk is really more just
                       stopped or bottomed, it's not actually growing yet?

J. Rowan               No.

J. Thompson            Okay.  Thank you very much.

J. Rowan               You're welcome.

Operator Ladies and gentlemen, if there are any additional questions, please press the one at this time. Remember to pick up your handset before doing so.

                       Jim Hoffman, please state your question.

J. Hoffman             [Pschonefeld  Asset  Management]  Good  morning.  When
                       in the quarter did you notice the increase in gross loss experience?

J. Rowan We noticed it during the quarter. We're not going to go into, let's see we've got this claim on August the 3rd and that claim on August the 19th. That's not something that we're going to discuss.

J. Hoffman             Okay.  Was AIG aware of the pricing issues before the
                       definitive agreement was signed?

J. Rowan I can't speak for them, however if they listened to our conference call at the end of the first and second quarters they would have had to have been aware of the pricing issues.

J. Hoffman             Thanks, Jim.

Operator               Melissa Kuan, please state your question.

L. Warner              [Goldman Sachs] Hi, I just had a quick follow up on
                       some of the charges. I just wanted to make sure there were no charges related to any type of contraction of your infrastructure. In other words, have you shrunk the size of your business in the quarter at all in the Global Special Risk area and also in EIL?

J. Rowan               Liz, is that you?

L. Warner              It's me.

J. Rowan Okay. They're identifying you as somebody else. Yes, Liz, the EIL charge does represent, if you will, a shrinkage of the business. There will be less bodies occupying less desks, occupying less offices on a global basis. So that is included in the charge.

L. Warner              Okay. And can you break out the amount that's
                       related to the write down of goodwill?

J. Rowan               No.

L. Warner              Okay, all right.  Thanks.

J. Rowan               You're welcome.

Operator               Jason Dahl, please state your question.

J. Dahl [Aetus Capital] Yes, good morning. I just had an additional question regarding AIG's comfort level regarding the numbers. Could you just walk me through how they're made aware of your quarter? Have you had an opportunity to sit down with them and go over the pricing issues that you're experiencing overseas and your outlook for them? Is that something you do in the next few days? Has that occurred or when will it occur?

J. Rowan I'm not going to go through the process except to say that the issues that we've talked about have been discussed publicly since the first and second quarters of this year so that it would be very logical I would assume that somebody who's involved in a merger and an acquisition type of thing would have gone through these issues. That that's part of the due diligence that AIG would perform.

J. Dahl Is this something that you walked AIG through during the process, away from their listening to a conference call?

J. Rowan Well, of course they were involved in discussions well beyond the conference call. That's how you get to a definitive agreement, I would think.

J. Dahl                Okay, thank you very much.

J. Rowan               Okay.

Operator Ladies and gentlemen, at this time if there are any further questions, please press the one on your touchtone phone.

                       Joel Millikan, please state your question.

J. Millikan            [Cardinal Capital] Good morning, Jim.

J. Rowan               Good morning.

J. Millikan            I got in a little late so you've probably already
                       covered this but comments about the progress of the merger and timing?

J. Rowan Yes. As a practice AIG does not give out, if you will, this is where we are day by day and we've got this filing done and that one's completed. So that is not something that we're in a position to do. What we did mention in the press release is that we have our shareholders' meeting scheduled for November the 6th and AIG has scheduled a meeting with the Insurance Commissioner of the State of Connecticut on November 8th. So those are the dates, if you will, that are out there that people know about.

J. Millikan            Is it possible that it could be concluded this calendar
                       year?

J. Rowan We're hopeful that the acquisition can be concluded this calendar year, yes. That was stated at the initial conference, that we were hopeful that the deal would be closed before the end of the year.

J. Millikan            To date nothing has occurred to cause you to have to
                       revise that statement?

J. Rowan               That's fair, Joel.  That's a fair assessment, yes.

J. Millikan            Well,  thank you very much and I appreciate  your taking
                       us out via the equity route so that our taxable
                        shareholders don't have to pay capital gains.  Thanks.

J. Rowan               Duly noted.

Operator               Jeff Thompson, please state your question.

J. Thompson            Hi, just two quick follow ups. First, could you
                       comment on the market in general? The insurance market, what kind of rate increases you got in the quarter and what the tone is? And then secondly, I was wondering what the benefit of your restructuring actions are on this quarter and going forward?

J. Rowan Okay. Well, first of all in terms of the commercial book of business, we did a separate study last quarter for the quarter's release that discussed the pricing volume issues in terms of our growth there. And we did not do a special study for this quarter but would feel that we are seeing the same type of progress - part unit, part pricing increase, okay?

                       In terms of the Special Risks, I think one would have to step back and say that if we thought we needed X in terms of a price increase in the second quarter, that clearly it's X plus more looking at the third quarter results. So that's basically where we are on that. In terms of the reduction at EIL, obviously we are doing that to, if you will, size the business for what we think the future of it is and so that would be beneficial going forward.

J. Thompson            But can you quantify that amount?

J. Rowan               No, not other than what you see, Jeff.

J. Thompson            Okay, thanks.

Operator               Mr. Rowan, at this time there are no further questions.
                       Please continue with any closing comments.

VI:  Closing Comments - J. Rowan and Operator

J. Rowan Okay. Well this could be the last earnings release that HSB has as a public company and so I would like to thank the faithful and I would like to also name some of the faithful, obviously those who have followed us. Liz Warner, for example, and I think we also wish her well with her production that she's into right at the current time. Jeff Thompson, Tom Burns, Adam Clabber, Larry Greenberg, and I'd also like to thank the ever hustling Dick Cagney at Cochran Coronia. And on the West Coast I think we'd also have to thank the Peter Emlays for setting up many of the meetings that I've had with those of you out there.

                       We will keep you apprised of the shareholder vote and you'll see where we go from there. So thank you very much and have a good Fall. Goodbye.

Operator Ladies and gentlemen, that does conclude our conference for today. You may all disconnect and thank you for participating.


            CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that are management's estimates, assumptions and projections and are not guarantees of future performance. Forward-looking statements involve known and unknown risks and uncertainties. These and other important factors, including those mentioned in various Securities and Exchange Commission filings made periodically by the company, may cause the company's actual results and performance to differ materially. Investors and prospective investors should read this news release in conjunction with the company's most recent Form 10-K, Form 10-Q and other documents filed with the Securities and Exchange Commission.

                   * * * * * * * * * * * * * * * * * * *

You are urged to read the proxy statement/prospectus included in American International Group, Inc.'s Registration Statement on Form S-4 in connection with the merger of HSB Group, Inc. and a wholly owned subsidiary of American International Group, Inc. filed with the Securities and Exchange Commission because the proxy statement/prospectus and the Registration Statement on Form S-4 contain important information. Investors will be able to obtain the documents free of charge at the SEC's website, www.sec.gov. In addition, documents filed with the SEC by HSB Group, Inc. will be available free of charge from HSB Group, Inc., One State Street, P.O. Box 5024, Hartford, Connecticut 06102, Attention: James C. Rowan, Jr.